April 24, 2025

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

Re:	Bluemount Holdings Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed April 9, 2025
File No. 333-285843

On behalf of Bluemount Holdings Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated April 22, 2025 with respect to the Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-285843), filed on April 9, 2025 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Registration Statement on Form F-1

Impairment loss on trade and other receivables, page 89

1.Please refer to prior comment 3. Please revise to quantify the recovery of certain trade receivables that had been impaired in prior years. Additionally, to the extent that the recovery was not significant, please revise to provide additional detail regarding the key facts and circumstances from your reassessment of the expected credit loss that resulted in the material reversal of the impairment loss on trade and other receivables.

Response: In response to the Staff’s comment, the Company has revised pages 89-90 of the Revised F-1.

General

2.Please revise your filing to include March 31, 2025 audited financial statements required by Item 8.A.4 of Form 20-F. Alternately, please file a representation as an exhibit to your filing that states that you are not required to comply with the 12-month requirement of audited financial statements in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship. Refer to Instruction 2 of Item 8.A.4 of Form 20-F.

Response: We advise the Staff that the Item 8.A.4 representation is being filed as exhibit 99.10.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick